Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022, or the Annual Report, including the consolidated annual financial statements as of December 31, 2021 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in the Annual Report. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

The terms “Steakholder Foods,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Steakholder Foods Ltd. and its subsidiaries, unless the context otherwise requires.

General

We are an international deep-tech food company that initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”. We maintain facilities in Rehovot, Israel and Antwerp, Belgium and are in the process of expanding activities to the USA. We believe that cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

We aim to provide an alternative to industrialized animal farming that reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. By adopting a modular factory design, we expect to be able to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts.

We are developing cultivated meat technologies, including three-dimensional printing technology, together with biotechnology processes and customizable manufacturing processes in order to manufacture cultivated meat that does not require animal slaughter. We are developing a novel, proprietary three-dimensional bioprinter to deposit layers of differentiated stem cells, scaffolding, and cell nutrients in a three-dimensional form of structured cultured meat. We believe the cultured meat production processes we are developing, which are designed to offer our eventual customers an alternative to industrial slaughter, have the potential to improve the quality of the environment, shorten global food supply chains, and reduce the likelihood of health hazards such as zoonotic diseases transferred from animals to humans (including viruses, such as virulent avian influenza and COVID-19, and drug-resistant bacterial pathogens, such as some strains of salmonella).

In December 2021, we announced that we had successfully three-dimensionally printed a 3.67 oz cultivated steak, primarily composed of cultivated real fat and muscle tissues. While cultivated meat companies have made some progress developing unstructured alternative meat products, such as minced meat and sausage, to the best of our knowledge, the industry has struggled in developing high-margin, high-value structured and cultured meat products such as steak. Unlike minced meat, a cultured meat steak product has to grow in fibers and contain connective tissues and fat. To be adopted by diners, we believe cultured steaks will need to be meticulously engineered to look and smell like conventional meat, both before and after cooking, and to taste and feel like meat to the diner. We believe that we are the first company to be developing both a proprietary bioprinter and the related processes for growing cultivated meat to focus on what we believe is a high value sector of the alternative protein market.

We are led by our Chief Executive Officer, Arik Kaufman, who has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as a director of Wilk Technologies Ltd.  He is also a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which recently partnered with Steakholder Foods to assist in attempting to accelerate our growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. We have carefully selected personnel for the rest of our executive management team who possess substantial industry experience and share our core values, from fields as diverse as tissue engineering, industrial stem cell growth, and printer and print materials development.

Recent Developments

In August 2022, we announced a corporate re-branding, in the course of which our name MeaTech 3D Ltd. (Nasdaq: MITC) was changed to Steakholder Foods Ltd. (Nasdaq: STKH), as part of the message that anyone can become a “steakholder” in our mission to develop high-quality real meat that is delicious, nutritious and sustainable.

In July 2022, we consummated a securities purchase agreement with a single U.S. institutional investor for the purchase and sale of 600,000 American Depositary Shares (“ADSs”), each representing ten (10) ordinary shares of no par value, at a price of $3.50 per ADS, pre-funded warrants to purchase 1,257,143 ADSs at a price of $3.4999 with an exercise price of $0.0001 per ADS, and warrants to purchase 1,857,143 ADSs for five years with an exercise price of $3.50 per ADS. The securities were offered in the framework of a registered direct offering. The gross proceeds were approximately $6.5 million, and the net proceeds were approximately $5.8 million.

In May 2022, we announced the development of a novel, multi-nozzle 3D bioprinting system for industrial scale production of complex cultured meat products without impacting cell viability. We plan to offer the technology to third parties via a wholly-owned private subsidiary as a potential additional revenue stream and to accelerate commercialization.

Corporate Information

We were incorporated in May 2018 in Israel as DocoMed Ltd., and originally provided digital health services. In July 2019, we changed our name to MeaTech Ltd., or MeaTech, and commenced our cultured meat technology development operations. In January 2020, MeaTech completed a merger with Ophectra, whereupon the name of Ophectra was changed to Meat-Tech 3D Ltd., MeaTech 3D Ltd. and later Steakholder Foods Ltd. Our principal executive offices are located at 5 David Fikes St., P.O. Box 4061, Rehovot 7638205 Israel. The phone number at our principal executive offices is +972-73-332-2853.

Results of Operations

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Research and Development Expenses. Research and Development expenses increased by 52%, from $2.9 million in the six-month period ended June 30, 2021 to $4.4 million in the six-month period ended June 30, 2022. The increase resulted mainly from our growing investment in research and development as we achieve our milestones and expand our cultured meat technology capabilities.

Marketing Expenses. Marketing expenses increased by 224%, from $0.6 million in the six-month period ended June 30, 2021 to $2.0 million in the six-month period ended June 30, 2022. The increase resulted mainly from  increased salary expenses due to team expansion, and growing investment in US and global marketing activities.

General and Administrative Expenses. General and administrative expenses decreased by 11%, from $4.2 million in the six-month period ended June 30, 2021 to $3.7 million in the six-month period ended June 30, 2022. The decrease resulted mainly from decreases in share-based payment expenses.

Net loss. Net loss increased by 18%, from $7.8 million in the six-month period ended June 30, 2021 to $9.2 million in the six-month period ended June 30, 2022. The increase resulted mainly from our growing investment in research and development as well as marketing activities.

Liquidity and Capital Resources

As of June 30, 2022, we had $8.4 million in cash, cash equivalents and short-term bank deposits compared to $19.2 million as of December 31, 2021. The $10.7 million decrease resulted mainly from our ongoing operations. We believe that our current working capital and cash flow from operations are sufficient to meet our operating cash requirements at least until Q2 2023. Subsequent to the balance sheet date, we raised $6.5 million. Pro forma to the capital raise and net of associated fees, the cash position as of June 30, 2022 was $14.2 million.

Net cash used in operating activities

For the six months ended June 30, 2022, we used cash in the amount of $7.4 million in our operating activities, compared to $5.0 million for the six months ended June 30, 2021. The increase resulted mainly from our increasing scope of activities, including the addition of Peace of Meat as a subsidiary as of March 2021.

Net cash used in investing activities

For the six months ended June 30, 2022, we used cash in the amount of $2.5 million in our investing activities, compared to $6.4 million for the six months ended June 30, 2021. The decrease resulted mainly from the purchase of Peace of Meat in 2021.

Net cash provided by financing activities

For the six months ended June 30, 2022, our net outflow cash from financing activities was in the amount of $0.3 million, compared to an inflow in the amount of $29.1 million for the six months ended June 30, 2021. The change resulted mainly from the company’s Nasdaq IPO, which took place in March 2021.

Research and Development, Patents and Licenses, Etc.

There have been no material changes to our research and development activities from those reported under “Item 5.C.—Research and development, patents and licenses, etc.” in the Annual Report.

Critical Accounting Policies and Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5.A. —Operating Results” in the Annual Report.